APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sante Conscious Concepts
Income Statement - unaudited
1/1/2021 - 12/31/2021

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	$ 47,275.82	$ -
Other Revenue	-	-
TOTAL REVENUES	**47,275.82**	**-**
COST OF GOODS SOLD		
Cost of Sales	14,182.77	-
Supplies	17,325.00	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	31,507.77	-
GROSS PROFIT (LOSS)	15,768.05	-
OPERATING EXPENSES		
Advertising and Promotion	2,200.00	-
Bank Service Charges	-	-
Business Licenses and Permits	1,200.00	-
Computer and Internet	495.00	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	1,765.00	-
Meals and Entertainment	223.00	-
Miscellaneous Expense	-	-
Office Supplies	554.00	-
Payroll Processing	650.00	-
Professional Services - Legal, Accounting	5,045.00	-
Occupancy	-	-
Rental Payments	-	-
Salaries	12,500.00	-
Payroll Taxes and Benefits	2,200.00	-
Travel	-	-
Utilities	2,000.00	-
Website Development	-	-
TOTAL OPERATING EXPENSES	**28,832.00**	**-**

OPERATING PROFIT (LOSS)	(13,063.95)	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (13,063.95)	$ -

Sante Conscious Concepts
Balance Sheet - unaudited
For the period ended 12/31/21

| | Current Period | Prior Period |
	31-Dec-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 387,000.00	$ -
Petty Cash	6,500.00	-
Accounts Receivables	-	-
Inventory	32,300.00	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	425,800.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	65,400.00	-
Computer Equipment	3,200.00	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	68,600.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	4,500.00	-
Other Assets	-	-
Total Other Assets	4,500.00	-
TOTAL ASSETS	$ 498,900.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 500.00	$ -
Business Credit Cards	12,500.00	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		13,000.00	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		235,900.00	-
Opening Retained Earnings		250,000.00	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		485,900.00	-
TOTAL LIABILITIES & EQUITY	$	**498,900.00**	$ -
Balance Sheet Check		-	-

SANTE CONSCIOUS CONCEPTS
Profit and Loss
YTD 2022

	Total	
	Jan - Sept 2022	**% of Income**
Income		
4100 FOOD		0.00%
4110 Food Sales	1,163,411.82	79.42%
4120 HH Food	18,517.00	1.26%
Total 4100 FOOD	**$ 1,119,216.36**	**76.40%**
4200 BEVERAGE SALES		0.00%
4210 Beer Sales	15,133.67	1.03%
4215 Wine Sales	134,395.80	9.17%
4220 Liquor Sales	309,443.20	21.12%
Total 4200 BEVERAGE SALES	**$ 458,972.67**	**31.33%**
4400 COMPLIMENTARY/PROMOTIONS/DISC.		0.00%
4410 Food - Discounts & Comps	-79,673.70	-5.44%
4420 Beer - Discounts & Comps	-462.22	-0.03%
4425 Wine - Discounts & Comps	-5,751.74	-0.39%
4430 Liquor - Discounts & Comps	-15,296.44	-1.04%
4440 Employee - Discounts & Comps	-8,524.25	-0.58%
4450 Marketing & Other Disc. & Comps	-11,756.94	-0.80%
Total 4400 COMPLIMENTARY/PROMOTIONS/DISC.	**-$ 113,309.01**	**-7.73%**
Total Income	**$ 1,464,910.02**	**100.00%**
Cost of Goods Sold		
5100 FOOD COST	0.00	0.00%
5111 Groceries	91,668.95	6.26%
5112 Pasta	956.21	0.07%
5113 Produce	92,822.11	6.34%
5115 Bakery	2,688.74	0.18%
5116 Seafood	56,500.30	3.86%
5117 Beef	101,323.56	6.92%
5118 Poultry	30,701.96	2.10%
5119 Duck	0.00	0.00%
5120 Pork	11,889.23	0.81%
5121 Charcuterie	0.00	0.00%
5122 Dairy	67,555.01	4.61%
Total 5100 FOOD COST	**$ 456,106.07**	**31.14%**
5200 BEVERAGE COST		0.00%
5210 Beer Cost	55,603.22	3.80%
5215 Wine Cost	51,685.25	3.53%
5220 Liquor Cost	62,663.26	4.28%
5225 Non- Alcohol Beverages	34,200.80	2.33%
KEG EXCHANGE	-320.00	-0.02%
Total 5200 BEVERAGE COST	**$ 203,832.53**	**13.91%**
5300 OTHER	0.00	0.00%

5305 Merchant Processing Fees	32,641.10	2.23%
5310 Other	7,022.90	0.48%
Total 5300 OTHER	**$ 39,664.00**	**2.71%**
Total Cost of Goods Sold	**$ 699,602.60**	**47.76%**
Gross Profit	**$ 765,307.42**	**52.24%**
Expenses		
6100 SALARIES AND WAGES- FIXED		0.00%
6110 General Manager	52,605.66	3.59%
6120 Assistant General Manager	48,750.00	3.33%
Total 6100 SALARIES AND WAGES- FIXED	**$ 101,355.66**	**6.92%**
6200 SALARIES AND WAGES- VARIABLE	0.00	0.00%
6202 Training	22,505.18	1.54%
6205 Barback	19,874.66	1.36%
6210 Busser	17,900.22	1.22%
6214 Server	85,112.54	5.81%
6215 Line Cook	108,099.35	7.38%
6220 Chef	136,559.00	9.32%
6230 Bartender	65,001.18	4.44%
6238 Host	35,211.80	2.40%
6239 Expo	12,036.98	0.82%
6240 Contract Labor	52,000.00	3.55%
Total 6200 SALARIES AND WAGES- VARIABLE	**$ 554,300.91**	**37.84%**
6300 EMPLOYEE BENEFITS		0.00%
6310 Employer Payroll Taxes	68,633.64	4.69%
Total 6300 EMPLOYEE BENEFITS	**$ 68,633.64**	**4.69%**
6400 DIRECT OPERATING EXPENSES		0.00%
6410 Supplies - Banquet/Catering	721.41	0.05%
6411 Supplies - Bar	1,442.58	0.10%
6416 Supplies - Kitchen	4,506.87	0.31%
6418 Supplies - Cleaning/Janitoria	4,710.55	0.32%
6420 Auto/Gas Expense - Operations	399.45	0.03%
6422 Contract Cleaning	12,500.00	0.85%
6425 China/Glass/Flatware/Smallware	2,400.65	0.16%
6427 Laundry and Linen	14,223.52	0.97%
6429 Menus and Wine Lists	195.87	0.01%
6430 Paper Supplies	4,431.89	0.30%
6431 Uniforms	755.99	0.05%
6433 Equipment Rental - Operations	245.20	0.02%
6435 Licenses & Permits	3,400.80	0.23%
6436 Merchant Services / POS	8,256.66	0.56%
6437 Chemicals	5,021.52	0.34%
Total 6400 DIRECT OPERATING EXPENSES	**$ 63,212.96**	**4.32%**
6510 MUSIC & ENTERTAINMENT		0.00%
6511 Musicians & DJs	5,450.00	0.37%
6512 Cable/TV Expenses	4,456.88	0.30%
Total 6510 MUSIC & ENTERTAINMENT	**$ 9,906.88**	**0.68%**
6600 MARKETING AND PUBLIC RELATIONS		0.00%

6601 Advertising and Promotion		7,410.00	0.51%
6616 Comp & Discounted Food & Bev		2,850.56	0.19%
6620 Charitable Donations		4,500.00	0.31%
Total 6600 MARKETING AND PUBLIC RELATIONS	**$**	**14,760.56**	**1.01%**
6700 UTILITY SERVICES		0.00	0.00%
6701 Gas		9,875.44	0.67%
6702 Telephone/Internet		6,055.89	0.41%
6703 Waste Removal		5,105.62	0.35%
6704 Electricity		19,355.28	1.32%
6705 Water & Sewage		7,445.21	0.51%
Total 6700 UTILITY SERVICES	**$**	**47,837.44**	**3.27%**
6710 OCCUPANCY COST			0.00%
6711 Building Rent/Lease		46,893.82	3.20%
Total 6710 OCCUPANCY COST	**$**	**46,893.82**	**3.20%**
6800 REPAIRS & MAINTENANCE		0.00	0.00%
6804 R&M - Furniture/Equipment		1,465.88	0.10%
6806 R&M - Building/Structure		2,998.35	0.20%
6807 Air Conditioning Services		3,655.10	0.25%
6809 Plumbing and Heating Services		265.00	0.02%
6810 Electrical/Mechanical Services		2,008.51	0.14%
6812 Pest Control		1,350.00	0.09%
6820 Repairs & Maintenance Supplies		865.55	0.06%
Total 6800 REPAIRS & MAINTENANCE	**$**	**12,608.39**	**0.86%**
6900 ADMINISTRATIVE & GENERAL			0.00%
6902 Office Supplies		745.25	0.05%
6903 Office Hardware/Small Equipment		198.00	0.01%
6904 Automobile & Travel Expense		566.00	0.04%
6905 Dues and Subscriptions		1,050.00	0.07%
6909 Meals & Entertainment		2,455.87	0.17%
6910 Sales Tax		15,656.33	1.07%
6912 Security/Alarm		0.00	0.00%
6920 Bank Fees		7,655.00	0.52%
6929 Miscellaneous Expense		1,852.46	0.13%
Total 6900 ADMINISTRATIVE & GENERAL	**$**	**30,178.91**	**2.06%**
6980 PROFESSIONAL SERVICES			0.00%
6981 Legal Expenses		7,650.00	0.52%
6983 Accounting/Tax Professional		5,400.00	0.37%
Total 6980 PROFESSIONAL SERVICES	**$**	**13,050.00**	**0.89%**
Purchases		16,200.65	1.11%
Uncategorized Expense		2,455.12	0.17%
Total Expenses	**$**	**861,383.51**	**58.80%**
Net Operating Income	**-$**	**96,076.09**	**-6.56%**
Other Expenses			
7200 OTHER EXPENSE			0.00%
7201 ATM Activity		0.00	0.00%
7205 Loan Expense		0.00	0.00%
7206 Depreciation Expense		0.00	0.00%

7207 Amortization Expense		0.00	0.00%
Total 7200 OTHER EXPENSE	$	**0.00**	**0.00%**
8000 Ask My Accountant		0.00	0.00%
Total Other Expenses	$	**0.00**	**0.00%**
Net Other Income	$	**0.00**	**0.00%**
Net Income	-$	**96,076.09**	**-6.56%**

I, Nicole Scegiel, certify that:

1. The financial statements of Sante Conscious Concepts included in this Form are true and complete in all material respects; and
2. The tax return information of Sante Conscious Concepts included in this Form reflects accurately the information reported on the tax return for Sante Conscious Concepts for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature _____Nicole Scegiel_____

Name: Nicole Scegiel

Title: Owner / Partner